File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

RECEIVED
2007 JAN -3 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE



07020085

SUPPL

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of December 18, 2006: "INSTITUTIONAL INVESTMENT OF US$1.5 M IN DIAMYD AT MARKET PRICE"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Enclosure
cc: Nils-Fredrik Kaiser

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



INSTITUTIONAL INVESTMENT OF US$ 1.5 M IN DIAMYD AT MARKET PRICE

Press Release, Stockholm, Sweden – December 18, 2006 – Diamyd Medical AB
(SWEDEN OMX: DIAM B; US ADR: DMYDY)

Diamyd Medical announces today that a Swedish institutional investor has acquired 70,000 new B-shares in Diamyd Medical. The shares are issued with the support of an authorization given at the recent Annual General Meeting to issue up to 600,000 shares. The price for the purchase was US$ 21 per share which corresponded to the current market price. In order to enable immediate delivery, CEO Anders Essen-Möller has lent the corresponding number of shares until the new shares are registered.

After the capital addition, Diamyd Medical's liquid funds amount to US$ 15.3 million.

Through the new issue the share capital will increase by US$ 10,100 to US$ 1.41 million, divided over 9,747,478 shares, of which 561,671 A-shares and 9,185,807 B-shares. (US$1=SEK6.91)

"That a Swedish institutional asset manager invests in Diamyd Medical at the prevailing market price is very positive for the Company." says Anders Essen-Möller, CEO. "We continuously evaluate financing opportunities and with this transaction the Company was able to raise approximately US$1.5 million without offering any discount or incurring any external costs. Overall, the terms of the transaction should be very favorable for the Company and shareholders."

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials of both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65 is a major autoantigen in autoimmune diabetes and the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX: DIAM B). The Diamyd share is also traded in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

For further information, please contact:

Anders Essen-Moller
President & CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: anders.essen-moller@diamyd.com

For media in the U.S.A please contact:

Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.